File Number 082-02819



SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

2 June 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


PROCESSING
SECTION
RECEIVED
2005
183
SEC MAIL
WASH, D.C.

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

Document Details	Category	Document Date	Document released to:					Comments
			LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	
Schedule 5 - Block Listing Six Monthly Return	SE Announcement	03-May-2005	✓				✓	Filed with SEC on 3 May 2005
88(2) - George - 3472 shares	Co House Forms	29-Apr-2005		✓				
88(2) - Various - 3522 shares	Co House Forms	29-Apr-2005		✓				
88(2) - FHF Nominees - 3274shares	Co House Forms	12-May-2005		✓				
88(2) - TD Waterhouse Nominees - 14259 shares	Co House Forms	12-May-2005		✓				
88(2) - Various - 1803 shares	Co House Forms	17-May-2005		✓				
88(2) - Various - 77937 shares	Co House Forms	25-May-2005		✓				
88(2) - Various - 1263639 shares	Co House Forms	25-May-2005		✓				
363s - Severn Trent Plc Annual Return	Co House Forms	26-Apr-2005		✓				
EMTN - Pricing Supplement relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	26-May-2005	✓					

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,472		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

PROCESSING SECTION
RECEIVED
JUN 10 2005
183
WASH., DC

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr. Stephen George Address 3 Deightons Close Bridgnorth Shropshire UK Postcode WV16 5JH	Class of shares allotted Ordinary	Number allotted 3,472
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,472**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed  **Date** 29 April 2005

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./CAS/3081 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,361	273	1,342
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/SLW/1372 Tel: 01903 833864

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	546		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	592p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,522
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1



Signed ______ **Date** 29 April 2005

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/SLW/1372 Tel: 01903 833864

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,274		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited A/C CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 3,274
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,274

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed **Date** 12 May 2005

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/3200 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	09	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,857	3,749	2,653
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£7.38	£7.20	£6.805

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/ Limited A/C CESREG Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 14,259
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,259

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed **Date** 12 May 2005

~~A director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/3212 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1298	505	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	473p	548p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name MATHEW DODD 12 BERMONDSEY GROVE RICHMOND PLACE WIDNES CHESHIRE UK Postcode WA8 3BG	Class of shares allotted ORDINARY	Number allotted 159
Name NICHOLAS OUSTON Address 295 ALCESTER ROAD HOLLYWOOD BIRMINGHAM WEST MIDLANDS UK Postcode B47 5HJ	Class of shares allotted ORDINARY	Number allotted 346
Name JAMES HUGH JOHNSTON Address 2 SCHOOL LANE YARDLEY BIRMINGHAM UK Postcode B33 8PD	Class of shares allotted ORDINARY	Number allotted 1298
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1803

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 17 MAY 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/GW/1455 Tel: 01903 833280

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	57706	1896	15647
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
	ORDINARY	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Total Cont	
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 25/5/05

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/SLW/1242 Tel: 01903 833864
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1643	656	389
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	568p	592p	799p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
	ORDINARY	77,937
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Total	77,937
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______ **Date** 25 May 2005

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/SLW/1242 Tel: 01903 833864

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFPO83

88(2)

Return of Allotment of Shares

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	05	2005			

Class of shares *(ordinary or preference etc)*	**Ordinary**	**Ordinary**	**Ordinary**
Number allotted	878	951,445	311,316
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	799p	473p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LISTS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 1,263,639
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed  **Date** 25 May 2005

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/Allot 1 & 3

Tel: 01903 833394

DX number DX exchange

Companies House

— for the record —

Company Name

SEVERN TRENT PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Public Limited Company

Company Number

2366619

Information extracted from Companies House records on

6th March 2005

Section 1: Company details

Ref: 2366619/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	2297 Coventry Road Birmingham B26 3PU	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Rachel Sophia BRYDON JANNETTA **Address** Hawford Grange Barn Chatley Lane Hawford Worcester WR3 7SG **Date of birth** 24/01/1960 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Rachel Sophia BRYDON JANNETTA ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Maria Luisa CASSONI **Address** 125 Providence Square Bermondsey Wall West London SE1 2ED **Date of birth** 27/12/1951 **Nationality** British **Occupation** Director Of Companies	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Maria Luisa CASSONI ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martin Joseph HOUSTON **Address** Locksley 3 Shalford Road Guildford Surrey GU4 8AA **Date of birth** 25/11/1957 **Nationality** British **Occupation** Director Of Companies	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Martin Joseph HOUSTON ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Colin Stephen MATTHEWS **Address** Brae Cottage Bute Avenue Richmond Surrey TW10 7AX **Date of birth** 20/04/1956 **Nationality** British **Occupation** Chartered Engineer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Colin Stephen MATTHEWS ceased to be director (if applicable) / /

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Barry SMITH **Address** Chiltern Cottage Christmas Common Watlington Oxfordshire OX49 5HL **Date of birth** 16/08/1957 **Nationality** British **Occupation** Director Of Companies	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John Barry SMITH ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Mark Richard WILSON **Address** 1 Fairway Rise Knowle Hill Kenilworth Warwickshire CV8 2XN **Date of birth** 22/08/1957 **Nationality** British **Occupation** Finance Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Mark Richard WILSON ceased to be director (if applicable) __ / __ / ____

DIRECTOR

288a received by Companies House on 09/03/05

NAME
ANTONY PAUL WRAY

ADDRESS
26 PINE CLOSE
STOKE GOLDING
NUNEATON
CV13 6EB

DATE OF BIRTH: 02/11/1961
NATIONALITY: BRITISH
OCCUPATION: DIRECTOR OF COMPANIES

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Severn Trent Plc
Severn Trent Systems Limited Subsidiaries

Country of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other Information
Procis Software Limited	Development & sale of computer software	
Worksuite Limited	Development & sale of computer software	

Severn Trent Plc

Severn Trent Water Services Plc Subsidiaries

Country of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other Information
Angliatalks Limited	Dormant	
Baltea Implanti Depurazioke SrL	Holding company	Incorporated and operational in Italy
Biogas Generation Limited	Power generation	
C2C Energy Limited	Dormant	
C2C Group Limited	Dormant	
C2C Services Limited	Services provider	80.000% of share capital held
C2C Telecoms Limited	Dormant	
C2C Utilities Limited	Dormant	
C2C Water Services Limited	Dormant	
Cara Utilities Limited	Dormant	Incorporated in Ireland.
Charles Haswell and Partners Limited	Engineering design company	
Coast to Coast Holdings Limited	Holding Company	80.000% of share capital held
Coast to Coast Water Limited	Water services provider	80.000% of share capital held
Complete Credit Management Limited	Credit Management Services	
East Worcester Water Plc	Water Undertaking	
Grafham Carbons Limited	Carbon regeneration	
Gunthorpe Fields Limited	Property Development	
Internettalks Limited	Dormant	
ISECO SpA	Waste water plant management	Incorporated and operational in Italy. 80% of share capital owned.
La Biodepuratrice SpA	Waste and clean water plant	Incorporated and operational in Italy
Northumbriantalks Limited	Dormant	
Severn Trent Africa Pty Limited	Water Services Consultancy	Incorporated and operational in South Africa
Severn Trent Italia SpA	Water Services Consultancy	Incorporated and operational in Italy
Severn Trent Power Generation Limited	Non-trading company	
Severn Trent Retail Services Limited	Retail Services	
Severn Trent Utility Services Limited	Contract Service Provider	
Severn Trent Water International (Overseas Holdings) Limited	Holding Company	

Severn Trent Plc

Severn Trent Water Services Plc Subsidiaries

Country of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other Information
Severn Trent Water International Limited	Water Services Consultancy	
Severn Trent Water Limited	Water and Sewerage Undertaker	
Severn Trent Water Reservoirs Limited	Finance company	
Severn Trent Water Utilities Finance Plc	Finance Company	
STREWA GmbH	Water Services Consultancy	Incorporated and Operational in Germany
Surfonwater Limited	Dormant	
Talkonwater Limited	Dormant	
UKTalks Limited	Telecommunications	
Umbriadue Servizi Idrici Scarl	ATO Services Provider	Incorporated and operational in Italy. 64% of share capital held.
Water Direct Limited	Dormant	
Yorkshiretalks Limited	Dormant	

Severn Trent Plc
Severn Trent Overseas Holdings Limited Subsidiaries

Country of Incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other Information
Aerotech Holdings Inc	Holding company	Incorporated and operational in the USA
Aerotech Laboratories Inc	Laboratory Services	Incorporated and operational in the USA
Antwerp Waste Management NV	Waste Management	Incorporated and operational in Belgium
Barefoot Bay Propane Gas Company	Operational Services	Incorporated and operational in the USA
Biffa Gamatrans NV	Waste Management	Incorporated and operational in Belgium
Biffa MRC NV	Waste Management	Incorporated and operational in Belgium
Biffa NV	Waste Management	Incorporated and operational in Belgium
Biffa Treatment NV	Waste Management	Incorporated and operational in Belgium
Capital Controls China Limited	Non trading company	Incorporated in Hong Kong. 60% of share capital held
Capital Controls Srl	Water Disinfectant Equipment	Incorporated in Spain
Computer Systems & Applications Inc	Holding Company	Incorporated and operational in the USA
Derwent Insurance Limited	Insurance Services	Incorporated in Guernsey. Re-domiciled and operational in Gibraltar from 10 March 2005.
En Novative Technologies Inc	Laboratory Services	Incorporated and operational in the USA
Excel Technologies International Corporation	Water Purification Solutions	Incorporated and operational in the USA
Garwig NV	Waste Management	Incorporated and operational in Belgium
P & K Microbiology Services Inc	Laboratory Services	Incorporated and operational in the USA
QED Environmental Services Inc	Laboratory Services	Incorporated and operational in the USA
Severn Trent (Del) Inc	Holding Company	Incorporated and operational in the USA
Severn Trent DeNora LLC	Water Purification Solutions	Incorporated and operational in the USA
Severn Trent DeNora Srl	Water Purification Solutions	Incorporated and operational in the USA
Severn Trent DeNora Texas LLC	Water Purification	Incorporated and operational in the USA

Severn Trent Plc
Severn Trent Overseas Holdings Limited Subsidiaries

Country of Incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other Information
	Solutions	
Severn Trent Environmental Services Inc	Operational Services	Incorporated and operational in the USA
Severn Trent Holdings NV	Holding Company	Incorporated and operational in Belgium
Severn Trent Laboratories Inc	Laboratory Services	Incorporated and operational in the USA
Severn Trent Research Inc	Management Company	Incorporated and operational in the USA
Severn Trent Services (Del) Inc	Holding Company	Incorporated and operational in the USA
Severn Trent Services de Mexico	Water Purification Solutions	Incorporated and operational in Mexico
Severn Trent Services Inc	Management Company	Incorporated and operational in the USA
Severn Trent Water Purification Inc	Water Purification Solutions	Incorporated and operational in the USA
Severn Trent Water Purification SpA	Water Disinfectant Equipment	Incorporated and operational in Italy
Worksuite LLC	Computer Services	Incorporated and operational in the USA

Severn Trent Plc

Severn Trent Services Holdings Plc Subsidiaries

Country of incorporation, registration and main operations in Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other Information
Arcrite Limited	Dormant	
Arcrite Membrane Systems Limited	Dormant	
Arcrite Process Systems (UK) Limited	Dormant	
Arcrite Water Services Limited	Dormant	
Aztec Environmental Control Limited	Dormant	
City Analytical Services Limited	Environmental laboratory services	
Minworth Contracting Limited	Dormant	
Minworth Systems Limited	Dormant	
Severn Trent Laboratories Limited	Environmental laboratory services	
Severn Trent Metering Services Limited	Design, manufacture & dist of electronic water meters	
Severn Trent Services Limited	Manufacture & Marketing of Disinfectant Equipment	
Severn Trent Water Purification Limited	Management Services	
Tetra Europe Limited	Dormant	

Severn Trent Plc

Severn Trent Corporate Holdings Plc Subsidiaries

ountry of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

ompany	Activity	Other Information
bbcott Developments Limited	Property Development	92.48% of share capital held
bbcott Investments Limited	Property Development	92.50% of share capital held
bbcott Properties Limited	Property Development	
bbcott Rugby Limited	Property Development	92.50% of share capital held
qua'lity Water Limited	Dormant	
irmingham & District Water Limited	Dormant	
apital Water Limited	Dormant	
ardiff Water Limited	Dormant	
oventry Water Limited	Dormant	
aventry International Rail Freight Terminal Limited	Property Development	92.50% of share capital held
aventry Rail Port Limited	Property Development	92.50% of share capital held
erby Water Limited	Dormant	
irect 2 Management Company Limited	Property Development	86.766% of share capital held
IRFT Central Management Limited	Property Development	69.375% of share capital held
IRFT East Management Limited	Property Development	69.375% of share capital held
IRFT South Management Limited	Property Development	69.375% of share capital held
IRFT West Management Limited	Property Development	69.375% of share capital held
xeter Water Limited	Dormant	
loucester Water Limited	Dormant	
eeds Water Limited	Dormant	
eicester Water Limited	Dormant	
anchester Water Limited	Dormant	
elcon Water International Limited	Dormant	
ercia Water Limited	Dormant	
idlands Water Limited	Dormant	
idpoint Park Management Limited	Property Development	75.00% of share capital held
orwich Water Limited	Dormant	

Severn Trent Plc

Severn Trent Corporate Holdings Plc Subsidiaries

Country of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other Information
Nottingham Water Limited	Dormant	
Process Water Direct Limited	Dormant	
Severn Trent Corporate Services Limited	Dormant	
Severn Trent DEPS Trustees Limited	Dormant	
Severn Trent GPS Trustees Limited	Pension Trustee Company	
Severn Trent Home Services Limited	Dormant	
Severn Trent MIS Trustees Limited	Pension Trustee Company	
Severn Trent Pension Scheme Trustees Limited	Pension Trustee Company	
Severn Trent PIF Trustees Limited	Pension Trustee Company	
Severn Trent Property Limited	Property Development	
Severn Trent QUEST Limited	Dormant	
Severn Trent SSPS Trustees Limited	Pension Trustee Company	
Severn Trent Technology Limited	Dormant	
Severn Trent Water Share Scheme Trustees Limited	Share Scheme Trustee Company	
Sheffield Water Limited	Dormant	
SmartMeter Limited	Dormant	
Stoke Water Limited	Dormant	
The Litigation Services Company Limited	Dormant	
Tournament Fields Management Company Limited	Property Development	
Tyne Tees Water Limited	Dormant	
Wolverhampton Water Limited	Dormant	
Worcester Water Limited	Dormant	

Severn Trent Plc
Biffa Plc Subsidiaries

Country of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other Information
A Smith & Sons (Waste Disposal) Limited	Dormant	
B Holmes (Graded Papers) Limited	Dormant	
Barge Waste Management Limited	Waste Management Services	
Biffa (Land) Limited	Waste Management Services	Incorporated and operational in Guernsey
Biffa (Rock Common) Limited	Dormant	
Biffa (Roxby) Limited	Dormant	
Biffa (UK) Holdings Limited	Intermediate Holding Company	
Biffa Environmental Technology Limited	Dormant	
Biffa Holdings Limited	Intermediate Holding Company	
Biffa Holdings (Jersey) Limited	Intermediate Holding Company	Incorporated and operational in Jersey
Biffa Leicester Limited	Waste Management Services	
Biffa Limited	Dormant	Incorporated and operational in Ireland
Biffa Operations Ireland Limited	Dormant	Incorporated and operational in Ireland
Biffa Property Holdings Limited	Holding company	
Biffa UK Limited	Intermediate Holding Company	
Biffa UK Group Limited	Intermediate Holding Company	
Biffa Waste Limited	Intermediate Holding Company	
Biffa Waste Management Limited	Waste Management Services	
Biffa Waste Services Limited	Waste Management Services	
Biogeneration Limited	Power generation	50% owned
Bushscale Limited	Dormant	
Clarfield Recycling Limited	Dormant	
Clear Rating Limited	Dormant	
Descaling Contractors Limited	Dormant	
Double Serve Limited	Dormant	
Exclusive Cleansing Services Limited	Dormant	
Fernmead Limited	Dormant	
First Waste Limited	Dormant	

Severn Trent Plc
Biffa Plc Subsidiaries

Country of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

ompany	Activity	Other Information
ales Waste Control Limited	Waste Management Services	
nterport Paper Company Limited	Dormant	
sland Waste Services Limited	Waste Management Services	
oristan Services Limited	Dormant	
Joseph & Son (Birmingham) Limited	Dormant	
legastock Limited	Dormant	
lorwaste Limited	Dormant	
hotodigit Limited	Dormant	
ilmuir Waste Disposal Limited	Dormant	
oplars Resource Management Company Limited	Waste Management Services	
ractical Recycling Systems Limited	Dormant	
A Johnson (Haulage) Limited	Dormant	
ebound Limited	Dormant	
eclamation & Disposal Limited	Intermediate Holding Company	
ent-A-Weld (Wirral) Limited	Dormant	
ichard Biffa Limited	Dormant	
ichard Biffa (Reclamation) Limited	Dormant	
CS Contractors Limited	Waste Management Services	
he Withnell Brick & Terra Cotta Company (1912) Limited	Dormant	
yneside Waste Paper Co Limited	Dormant	
JK Waste Management Limited	Waste Management Services	
JK Waste Management Holdings Limited	Intermediate Holding Company	
Vaste Clearance (Holdings) Limited	Dormant	
Vaste Gas To Energy Limited	Dormant	
Vastedrive Limited	Intermediate Holding Company	
Vastedrive (Manchester) Limited	Waste Management Services	
Vaterblast Limited	Dormant	
Vestley Trading Limited	Dormant	

Severn Trent Plc
Biffa Plc Subsidiaries

ountry of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise indicated.

mpany	Activity	Other Information
hite Cross Limited	Intermediate Holding Company	
R Pollard & Son Limited	Dormant	

Severn Trent Plc

Country of incorporation, registration and main operation is Great Britain unless otherwise stated. All subsidiary undertakings are wholly owned, indirectly by Severn Trent Plc unless otherwise indicated. All shareholdings are in ordinary shares unless otherwise stated.

Company	Activity	Interest
Aseriti Limited	Dormant	Share Capital held directly by Severn Trent Plc
Biffa Plc	Holding Company	99% of ordinary share capital held by Severn Trent Plc. Preference share capital also held indirectly.
Elypse Limited	Dormant	Share Capital held directly by Severn Trent Plc
Reputa Limited	Dormant	Share Capital held directly by Severn Trent Plc
Severn Trent (G.T) Limited	Non-trading company	Share Capital held directly by Severn Trent Plc
Severn Trent Corporate Holdings Plc	Holding Company	Share Capital held directly by Severn Trent Plc
Severn Trent Enterprises Limited	Non-trading company	Share Capital held directly by Severn Trent Plc
Severn Trent Overseas Holdings Limited	Holding Company	Share Capital held directly by Severn Trent Plc
Severn Trent Services Holdings Plc	Holding Company	Share Capital held directly by Severn Trent Plc
Severn Trent Systems Limited	Software supply & system support	Share Capital held directly by Severn Trent Plc
Severn Trent US Funding Management Limited	Dormant	Share Capital held directly by Severn Trent Plc
Severn Trent Water Services Plc	Holding company	99% of ordinary share capital held by Severn Trent Plc. Preference share capital also held indirectly.

Company Number - 2366619



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 26 / 04 / 2005

This date must not be earlier than the return date at 2 below.

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *1/4/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st April 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: THE COMPANY SECRETARY

Telephone number *inc code*: 0121 7224000

Address: SEVERN TRENT PLC
2297 COVENTRY ROAD
BIRMINGHAM

DX number *if applicable*:

DX exchange:

Postcode: B26 3PU

PRICING SUPPLEMENT

26 May 2005

Severn Trent Water Utilities Finance Plc

Issue of USD50,000,000 4.62 Fixed Rate Notes due June 2015
Guaranteed by Severn Trent Water Limited
under the ε2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	72
	(ii)	Tranche Number:	USD50,000,000
3.		Specified Currency or Currencies:	United States Dollars (USD)
4.		Aggregate Nominal Amount:	
	(i)	Series:	USD 50,000,000
	(ii)	Tranche:	USD50,000,000
5.		Issue Price:	97.60 per cent. of the Aggregate Nominal Amount of the Tranche
			USD48,800,000
(ii)		Net proceeds:	
6.		Specified Denominations:	USD100,000
7.	(i)	Issue Date and Interest Commencement Date:	26 May 2005
8.		Maturity Date:	30 June 2015
9.		Interest Basis:	4.62 per cent. Fixed Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par

11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Applicable
	a. Rate(s) of Interest:	4.62 per cent. per annum payable semi-annually
	(i) Interest Payment Date(s):	30 June and 30 December in each year, commencing from and including 30 December 2006, up to and including the Maturity Date. There will be a long first coupon commencing from and including the Issue Date up to and including 30 December 2005.
	(ii) Fixed Coupon Amount(s):	USD2,310 per USD100,000 in nominal amount
	(iii) Broken Amount(s):	Not Applicable
	(iv) Day Count Fraction:	30/360
	(v) Determination Date(s):	Not Applicable
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
17.	**Floating Rate Note Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount

24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	As set out in Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and New York
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Redenomination applicable:	Redenomination not applicable
31.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:	Barclays Bank PLC

34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
37.	Delivery:	Delivery against payment
38.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0220078405
Common Code:	022007840

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the ε2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: 

Duly authorised

Signed on behalf of the Guarantor:

By: 

Duly authorised